SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For months of April / May 2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Director/PDMR Shareholding

3.  Treasury Stock

4.  Director/PDMR Shareholding

5.  Annual Financial Report

6.  Total Voting Rights

7.  Director/PDMR Shareholding

8.  Holding(s) in Company

9.  Annual Information Upate

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit  2
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

(1 REPORT)

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director TERRY O'HALLORAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest BENEFICIAL INTEREST - TERRY O'HALLORAN	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them TERRY O'HALLORAN	8.	State the nature of the transaction MARKET SALE OF SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired NOT APPLICABLE	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

11.	Number of shares, debentures or financial instruments relating to shares disposed 62,147 ORDINARY SHARES	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.00705%
13.	Price per share or value of transaction 147.529 PENCE PER SHARE	14.	Date and place of transaction 3 APRIL 2009, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 363,465 ORDINARY SHARES 0.04122%	16.	Date issuer informed of transaction 3 APRIL 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 6 APRIL 2009

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit  3

7 April 2009

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 1 May
2008, it purchased 632,500 of its Ordinary shares of 9 US cents each ("shares")
on 7 April 2009 at a price of 143.8413 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,932,008 of its shares in Treasury and has 881,219,764 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

END

Exhibit  4
TOMKINS PLC
8 April 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Awards of shares under the Tomkins Annual Bonus Incentive Plan
Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility, following the grant in London on 7 April 2009 of share awards under the Tomkins Annual Bonus Incentive Plan (the "Plan") at a price of 121.125 pence per share:-
James Nicol - 141,979
(number of ordinary shares of 9 US cents each);
John Zimmerman - 66,813;
Denise Patricia Burton - 4,176;
David J. Carroll - 41,757;
Terry O'Halloran - 63,552;
George Stephen Pappayliou - 30,066;
Mildred P. Woryk - 20,043;
Cash was used from part of the participant's bonus earned for the fourth quarter of the 2008 calendar year, together with cash retained from the participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

END

Exhibit  5

London, Tuesday, 14 April 2009

2008 Annual Financial Report
Notice of the 2009 Annual General Meeting

Dissemination of information

Tomkins plc ("the Company") has today published on its website,
www.tomkins.co.uk
, its Annual Financial Report for the year ended 3 January 2009 ("the 2008 Annual Report"), together with the Notice of the Company's 2009 Annual General Meeting that will be held on 1 June 2009.  These documents have been submitted to the UK Listing Authority and will shortly be available for inspection at its Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Also today, hard copies of these documents have been sent to those shareholders who have elected to continue to receive paper communications.

2008 Preliminary Results Announcement

On 25 February 2009, the Company published its 2008 Preliminary Results Announcement which contained a management commentary and financial information for the financial year ended 3 January 2009 that complied with the content requirements of an Interim Management Report. As required by the Disclosure and Transparency Rules of the UK Listing Authority in relation to an Annual Results Release, this announcement contains additional information that is extracted from the 2008 Annual Report.

Directors' responsibility statement

Each of the Directors of the Company as at 24 February 2009, the date of approval of the 2008 Annual Report, confirmed to the best of his knowledge:

  the Group's financial statements have been prepared in accordance with International Financial Reporting Standards and give a true and fair view of the Group's assets, liabilities and financial position as at 3 January 2009 and of its loss for the financial year then ended; and

  the Directors' report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that the Group faces.

Related party transactions

The Directors confirm that to the best of their knowledge, there were no related party transactions or changes in related party transactions that materially affected the Group's results or financial position during the financial year ended 3 January 2009.

Details of related party transactions can be found in note 49 to the Group's consolidated financial statements on pages 132 to 134 of the 2008 Annual Report.

Principal risks and uncertainties

An analysis of the principal risks and uncertainties faced by the Group is set out in the Appendix (and can also be found on pages 36 and 37 of the 2008 Annual Report).

Corporate social responsibility

A summary of our progress and performance during 2008 in relation to corporate social responsibility is set out on pages 38 and 39 of the 2008 Annual Report. We have again this year published a separate, in-depth, Corporate Social Responsibility report, which is now available for download from the Company's website.

Enquiries
Investors:                                                          Media:
Sarah Thompson                                               Rollo Head / Robin Walker
Tomkins Corporate Communications                   Finsbury
Tel +44 (0) 20 8877 5163                                    Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk
rollo.head@finsbury.com

APPENDIX

PRINCIPAL RISKS AND UNCERTAINTIES
Background
Tomkins operates globally in a variety of markets and is affected by a number of risks inherent in its activities.
Business risk can be considered either as downside risk (the risk that something can go wrong and result in a financial loss or exposure) or volatility risk (the risk associated with uncertainty, meaning there may be an opportunity for financial gain as well as the potential for loss).
We outline below our principal risks and uncertainties, i.e. those that the Board believes have the greatest potential to impact the Group's results or financial position. We have not listed these risks in any order of priority. Details of the Group's risk management procedures are set out under the heading "Internal Control" on page 48 of the 2008 Annual Report.
Additional risks not currently known to us, or risks that currently we do not regard as significant, could also have a material adverse effect on our results or financial position and our analysis of our principal risks and uncertainties should therefore be read in conjunction with the cautionary statement regarding forward-looking statements set out on the inside front cover of the 2008 Annual Report.
When applying the Group's accounting policies, management must make assumptions and estimates about the future that may differ from actual outcomes. We discuss the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of the Group's assets and liabilities in note 4 to the consolidated financial statements on pages 75 to 77 of the 2008 Annual Report.
Our strategy
Risks associated with acquisitions and disposals
We seek to reshape our portfolio by making strategic bolt-on acquisitions of complementary businesses to expand our product portfolio and geographic presence and by disposing of non-core businesses.
Acquisitions and disposals, particularly investments in emerging markets, involve legal, economic and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, execution of the transactions, integration of acquired businesses and a risk that we may not generate the anticipated returns and savings from our acquisitions and disposals.
Risks inherent in operating in emerging economies
We aim to expand our activities in the high-growth potential emerging markets of Eastern Europe, Asia, the Middle East and South and Central America. We face inherent risks in operating in these markets that include, but are not limited to, economic and political instability, restrictive or complex laws and regulations, volatility in currency exchange rates, protection of intellectual property and strong competition from companies that are already established in these markets. If we are unable to adequately assess these risks and develop and execute appropriate mitigating strategies, we may have to decline growth opportunities which may adversely impact the Group's sales, profitability and cash flows.
Our funding
Risks arising from illiquid credit markets
Despite the efforts of national governments, restrictions on the availability of credit continue and many companies are finding it difficult to obtain or renew borrowing facilities on commercially acceptable terms. We finance our business principally through equity and bank and other borrowings. While we currently have considerable headroom under our committed borrowing facilities, our £400 million multi-currency revolving credit facility expires in August 2010. We may have to accept less favourable terms when we come to renew or replace the facility.
Failure to obtain sufficient funding to meet our liquidity requirements may result in lost business opportunities or the curtailment of capital spending, research and development and other important strategic programmes.
Illiquid credit markets may also restrict the reshaping of our portfolio because the reduced access to credit may adversely impact the ability of both the Group and potential buyers to finance the acquisition of businesses.
If we were unable to replace or renew our borrowing facilities as they expire, there may be a threat to the Group's status as a going concern. If we were able to obtain funding on less favourable terms, there may be an adverse impact on the Group's profitability and cash flows.
Our markets
Risks associated with economic downturn
Demand for our products is driven directly or indirectly by consumer demand and preferences. Our markets tend to be cyclical and the recent decline in asset prices, severe limitations on the availability of credit and the volatility in the prices of oil and other commodities have eroded market confidence and driven down consumer spending in a number of our end markets.
While the downturn began in the US, it has spread to the developed economies in Europe and parts of Asia and we are now faced with a global recession. It is likely that this will continue to reduce demand for our products, increase pressure on prices, reduce margins and accelerate customer consolidation. We expect these pressures will continue to be particularly acute in our residential, commercial construction and automotive markets.
Risks associated with the major US automotive manufacturers
In 2008, the Group derived 9.7% of its sales from General Motors, Ford and Chrysler (the "Detroit Three"). For some time, the global automotive industry has been characterised by overcapacity and fierce competition and, in North America, it is also affected by significant pension and healthcare liabilities. In recent years, the Detroit Three have seen a decline in their market share of vehicle sales, particularly in North America, due to Asian and European automobile manufacturers increasing their presence and the preference of customers for fuel-efficient vehicles. North American vehicle production declined sharply from 15.1 million in 2007 to 12.6 million in 2008 and is projected to fall further to 9.5 million in 2009. As a consequence, the Detroit Three are in severe financial difficulty and have been offered financial assistance from the US government. Should one or more of the Detroit Three file for reorganisation under US bankruptcy laws, we may not be able to recover amounts owed to us by them.
We expect that the production capacity of the Detroit Three in North America will be severely cut back and that any recovery in sales may take some years as they replace their vehicle platforms.
Risk of increased competition from low-cost producers
Many of our end markets are highly competitive, particularly in the automotive industry. Customers are expanding their sourcing of products by looking to regions that enjoy economic advantages such as lower labour costs, cheaper raw materials or export subsidies. If we are unable to continue to provide technologically superior or better quality products or to match the prices of these low-cost suppliers, there is a risk that customers will switch to these suppliers, leading to a loss of market share and reductions in sales and margins.
Risks inherent in the supply chain
Failure to deliver products within acceptable timeframes in our competitive markets could have an adverse effect on the business. Customer-driven reductions in lead times, carrier consolidation, the availability and cost of fuel and longer supply chains resulting from low-cost country sourcing may all impact service levels resulting in lost market share or missed opportunities. Shorter lead times can also make it difficult to predict trends or market changes, hampering accurate forecasting.
Our products
Risks associated with the cost and availability of production inputs
Steel, aluminium, rubber and rubber-based materials are some of the key inputs needed in many of our products. Energy is another significant part of the Group's costs, affecting both production and distribution costs. If prices of these and other inputs increase and we are unable to pass these increases on to customers, there is a risk that our margins may not be sustained and profitability may be adversely affected.
During 2008, we have seen both significant rises and falls in the prices of many inputs. If such price volatility continues, it may hinder accurate forecasting and costing and make it difficult to pass cost increases on to customers.
Our businesses compete globally for key production inputs. The availability of certain raw materials, energy or other key inputs may be disrupted by any number of geopolitical factors. Such disruptions may require additional capital or operating expenditures by the Group or forced reductions in our production volumes.
Financial distress of key suppliers as a result of increasing prices, declining demand and a lack of available financing may lead to disruption in the supply of inputs negatively impacting our production and profitability.
Risk of product liability claims
Due to the nature of our products, we face an inherent risk of product liability claims if failure results in any claim for injury or consequential loss. Litigation is inherently unpredictable and these claims, regardless of their outcome, may be costly, divert management attention and adversely affect our reputation. Supplier consolidation and the increase in low-cost country sourcing may increase the likelihood of receiving defective materials, thereby increasing the risk of product failure and resulting liability claims.
Our people
Risk that our human resources strategies may not be effective
We believe that our future success depends in large measure on our ability to retain and develop our people. If we are unable to identify, attract and retain excellent non-management, management and executive talent, we may not be able to effectively implement our business strategies, or we may experience delays in the development and production of, or face difficulty in selling, our products and services.

Exhibit  6

30 April 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,910,194 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,241,578.

The above figure (881,241,578) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit  7

Notifications of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

(2 REPORTS)

REPORT 1

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director JAMES NICOL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest BENEFICIAL INTEREST - JAMES NICOL	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JAMES NICOL	8.	State the nature of the transaction GRANT OF OPTIONS UNDER THE TOMKINS 2005 SHARESAVE SCHEME (SEE 17 TO 22 BELOW).

9.	Number of shares, debentures or financial instruments relating to shares acquired NOT APPLICABLE	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction NOT APPLICABLE	14.	Date and place of transaction NOT APPLICABLE
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	NOT APPLICABLE		NOT APPLICABLE

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant DATE OF GRANT 24 APRIL 2009. COMPANY INFORMED OF TRANSACTION ON 1 MAY 2009.	18.	Period during which or date on which exercisable 1 JUNE 2012 TO 30 NOVEMBER 2012

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 9,531 ORDINARY SHARES OF 9 US CENTS EACH (3 YEAR OPTION)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 96.00 PENCE PER SHARE	22.	Total number of shares or debentures over which options held following notification 9,419,173 ORDINARY SHARES OF 9 US CENTS EACH

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 5 MAY 2009

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notifications of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

(2 REPORTS)

REPORT 1

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director DENISE PATRICIA BURTON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest BENEFICIAL INTEREST - DENISE PATRICIA BURTON	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DENISE PATRICIA BURTON	8.	State the nature of the transaction GRANT OF OPTIONS UNDER THE TOMKINS 2005 SHARESAVE SCHEME (SEE 17 TO 22 BELOW).

9.	Number of shares, debentures or financial instruments relating to shares acquired NOT APPLICABLE	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction NOT APPLICABLE	14.	Date and place of transaction NOT APPLICABLE
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	NOT APPLICABLE		NOT APPLICABLE

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant DATE OF GRANT 24 APRIL 2009. COMPANY INFORMED OF TRANSACTION ON 1 MAY 2009.	18.	Period during which or date on which exercisable 1 JUNE 2014 TO 30 NOVEMBER 2014

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 16,302 ORDINARY SHARES OF 9 US CENTS EACH (5 YEAR OPTION)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 96.00 PENCE PER SHARE	22.	Total number of shares or debentures over which options held following notification 54,316 ORDINARY SHARES OF 9 US CENTS EACH

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 5 MAY 2009

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit  8

TR-1:
  notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 May 2009
6. Date on which issuer notified:	13 May 2009
7. Threshold(s) that is/are crossed or reached:	Below 10%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary 9 US cents ISIN Code GB0008962655	89,258,628	88,316,340	88,499,801	N/A	87,374,018	N/A	9.91%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
87,374,018	9.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited	86,388,277 (9.80%)
Schroder & Co Limited	985,741 (0.11%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit  9

Tomkins plc (the "Company")
Annual Information Update for the 12 months up to
21 May 2009

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.
1.    Regulatory announcements
The following
UK
 regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at
http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/

under code TOMK and at the Company's website at
http://www.tomkins.co.uk/tomk/media/rns/

Date of Publication	Regulatory Headline
14/05/2009	Holding(s) in Company
12/05/2009	Interim Management Statement
05/05/2009	Director/PDMR Shareholding
30/04/2009	Total Voting Rights
14/04/2009	Annual Financial Report
08/04/2009	Director/PDMR Shareholding
07/04/2009	Treasury Stock
06/04/2009	Director/PDMR Shareholding
31/03/2009	Total Voting Rights
23/03/2009	Treasury Stock
13 /03/2009	Director/PDMR Shareholding
12/03/2009	Holding(s) in Company
25/02/2009	Final Results
12/02/2009	Holding(s) in Company
11/02/2009	Holding(s) in Company
06/02/2009	Holding(s) in Company
30/01/2009	Total Voting Rights
30/01/2009	Treasury Stock
26/01/2009	Holding(s) in Company
02/01/2009	Treasury Stock
02/01/2009	Total Voting Rights
30/12/2008	Holding(s) in Company
17/12/2008	Holding(s) in Company
15/12/2008	Director/PDMR Shareholding
18/11/2008	Director/PDMR Shareholding
13/11/2008	Holding(s) in Company
06/11/2008	Interim Management Statement
31/10/2008	Total Voting Rights
20/10/2008	Treasury Stock
08/10/2008	Treasury Stock
02/10/2008	Holding(s) in Company
30/09/2008	Total Voting Rights
24/09/2008	Director/PDMR Shareholding
23/09/2008	Transaction in Own Shares
19/09/2008	Director/PDMR Shareholding
12/09/2008	Site Visit
10/09/2008	Director/PDMR Shareholding
29/08/2008	Holding(s) in Company
05/08/2008	Director/PDMR Shareholding
31/07/2008	Total Voting Rights
31/07/2008	Treasury Stock
31/07/2008	Interim Results - Part 2
31/07/2008	Interim Results - Part 1
21/07/2008	Holding(s) in Company
30/06/2008	Total Voting Rights
20/06/2008	Acquisition
19/06/2008	Director/PDMR Shareholding
19/06/2008	Disposal
18/06/2008	Transaction in Own Shares
18/06/2008	Site visit
09/06/2008	Director/PDMR Shareholding
30/05/2008	Total Voting Rights
22/05/2008	Capital Reorganisation

2. Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:
Companies
House

Crown Way

Maindy

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk
or, if you are a registered user, through Companies House Direct at
http://www.direct.companieshouse.gov.uk

Date of Filing	Document Type	Brief Description
05/05/2009	288c	Director's Particulars
13/02/2009	363 a	Annual Return
30/01/2009	353	Location of Register of Members
16/01/2009	88(2)	Allotment of Shares
16/01/2009	12 3	Increase of Capital (Redenomination)
16/01/2009	Resolutions	Increase of Capital (Redenomination)
29/12/2008	Resolutions	Resolutions passed at AGM
28/11/2008	288b	Director Resigned
26/11/2008	288c	Director's Particulars
28/07/2008	Accounts	Group Accounts made up to 29 December 2007
10/06/2008	Articles	Adoption of Articles
10/06/2008	88(2)	Allotment of Shares
28/05/2008	Articles	Adoption of Articles
22/05/2008	Resolutions	Resolutions passed at AGM
22/05/2008	Order of Court	Reduction of Share Capital

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade,
Canary

Wharf
,
London
 E14 5HS. Copies of these documents are also available on request from the Company's registered office at East Putney House,
84 Upper Richmond Road
,
London
,
SW15 2ST
.

Date of Publication	Document
1 4/04/2009	Annual report for the year ended 3 January 2009

4. Documents filed with the
U.S.
 Securities and Exchange Commission

The following documents have been filed by the Company with the U.S. Securities and Exchange Commission during the previous 12 months. These documents can be viewed at the U.S. Securities Exchange Commission's website at
http://www.sec.gov/edgar/searchedgar/companysearch.html

under ticker symbol TKS.

Date of Filing	Document Type	Brief Description
12/05/2009	20-F	Annual Report
08/04/2009	6-K	Batched UK Regulatory Announcements
05/03/2009	6-K	Preliminary Results
12/02/2009	6-K	Batched UK Regulatory Announcements
01/12/2008	6-K	Batched UK Regulatory Announcements
03/10/2008	6-K	Batched UK Regulatory Announcements
18/09/2008	6-K	Director/PDMR Shareholding
26/08/2008	6-K	Director/PDMR Shareholding
26/08/2008	6-K	Director/PDMR Shareholding
22/08/2008	6-K	Director/PDMR Shareholding
06/08/2008	6-K	Interim Results
30/05/2008	6-K	Director/PDMR Shareholding
30/05/2008	6-K	Director/PDMR Shareholding

A copy of this annual information update is available on request from the Company's registered office at:
East Putney
 House

84 Upper Richmond Road

London

SW15 2ST

For further information, please contact Denise Burton, Company Secretary. Telephone no. +44 (0)20 8871 4544

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  02 June 2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary